EXHIBIT 99.1

CDT Environmental Technology Investment Holdings Limited Announces New Wastewater Treatment Services Contract Valued at Approximately $11.7 Million

Leading Chinese engineering and construction firm selected as implementation partner

Shenzhen, China, April 24, 2024 (GLOBE NEWSWIRE) – CDT Environmental Technology Investment Holdings Limited (NASDAQ: CDTG) (“CDT”), a leading provider of waste treatment systems and services throughout China, has been awarded a contract valued at RMB 85 million (approximately $11.7 million). Initial design and engineering work is underway with CDT and its partner, and the project is scheduled to be completed by the end of 2025.

Under the terms of the contract, CDT will develop a state-of-the-art water treatment project covering 11 towns in the Jianyang District of Nanping City, China. The project is designed to manage domestic sewage, curb pollution, and support rural environment improvements throughout the province. Main sewage pipelines and connecting infrastructure focused on improving rural wastewater treatment in the Jianyang District of Nanping City, China, will be built and maintained in collaboration with a leading Chinese engineering and construction firm.

This collaboration is representative of CDT’s commitment to sustainable development through innovative solutions. CDT considers the contract a significant breakthrough in its wastewater treatment practice and believes it exemplifies the joint commitment of both CDT and its partner to promoting environmental development throughout its markets in China.

“We believe this collaboration marks a significant milestone in our journey to further establish ourselves as ideal partners in the buildout of environmentally-responsible and sustainable infrastructure in the markets we operate,” remarked Yunwu Li, Chief Executive Officer of CDT. “We are committed to leveraging innovative solutions to address pressing environmental challenges, and we anticipate this collaboration will unlock new development opportunities and help drive sustainable practices.”

About CDT Environmental Technology Investment Holdings Limited

CDT, headquartered in Shenzhen, China, is a leading national player in China's waste treatment sector that designs, develops, manufactures, sells, installs, operates and maintains sewage treatment systems and provides sewage treatment services in China, and is dedicated to promoting sustainable development through innovative solutions. Founded by pioneers in waste treatment, CDT aims to advance next-generation technologies that directly address environmental challenges and promote sustainable solutions. CDT is a recognized brand in China and is committed to innovation and customer satisfaction.

CDT’s mission is to help its customers achieve their critical infrastructure objectives while enabling positive change in technological environmental protection. It collaborates with industry leaders, environmental experts, and stakeholders to develop and implement advanced waste treatment solutions. Recently listed on the Nasdaq Capital Market, CDT is a prominent player in the waste treatment market, capable of providing comprehensive solutions to diverse customer needs, and has completed more than 150 plants across China.

For more information, visit CDT’s website at https://www.cdthb.cn.

Forward Looking Statements

This press release contains forward-looking statements that are based on the beliefs and assumptions of the management of CDT and on information currently available to such management. These forward-looking statements are subject to numerous risks and uncertainties, many of which are beyond CDT’s control. Words such as “will,” “future,” “expects,” “believes,” and “intends,” or similar expressions, are intended to identify forward-looking statements. All statements, other than statements of historical fact, contained in this press release, including statements regarding future events, future financial performance, business strategy and plans, and objectives of CDT for future operations, are forward-looking statements. Although CDT does not make forward-looking statements unless it believes it has a reasonable basis for doing so, CDT cannot guarantee their accuracy. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, which may cause the actual results, levels of activity, performance or achievements of CDT and its markets to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on any forward-looking statement. CDT undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable law.

Investor and Media Contact

United States

Core IR

Peter Seltzberg, SVP Investor Relations and Corporate Advisory

investors@cdthb.cn

212-655-0924

www.CoreIR.com